

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 25, 2016

Mr. Francis M. Fetsko
Executive Vice President, Chief Financial Officer and
Chief Operating Officer
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY 14851

> **Re:** **Tompkins Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-12709**

Dear Mr. Fetsko:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services